[Fenwick & West LLP Letterhead]
April 24, 2013
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Attention: Mr. Perry Hindin, Special Counsel
100 F Street, N.E.
Mail Stop: 3628
Washington, D.C. 20549-3628

Re:	Green Dot Corporation
Amendment No. 1 to Schedule TO
Dear Mr. Hindin:
On behalf of Green Dot Corporation (“Green Dot”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Schedule TO originally filed by Green Dot with the Securities and Exchange Commission (the “Commission”) on April 10, 2013 (the “Schedule TO”). In this letter, we respond on behalf of Green Dot to the comments of the staff of the Commission (the “Staff”) contained in the Staff's letter dated April 19, 2013. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff's comments are presented in bold. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from the Schedule TO as initially filed. Capitalized terms used in this letter without definition have the meanings set forth in the Offer to Exchange included as an exhibit to the Schedule TO.
Exchange Offer
General

1.
We note that eligible participants must tender and withdraw their options through the Offer Website, unless it is experiencing technical difficulties, in which case the submission of paper election and withdrawal forms is permitted. Tell us in your response letter why restricting the means of tendering and withdrawing is acceptable.

In response to the Staff's comment, the Company informs the Staff that the Company believes that restricting the means of tendering and withdrawing an election only through the Offer Website, subject to limited exceptions, is acceptable because the Company has established a consistent practice of disseminating Company-related information, including compensation and equity-related information, exclusively via email, and requiring enrollment and adjustments to Company-sponsored programs exclusively through the Internet. Further, the Company advises the Staff that all of the 406 eligible participants have Company-issued computers that contain the functionality necessary to access Company email and the Internet, and all Company employees regularly use the Company's email system and the Internet in the ordinary course of performing their duties as employees. The Company's employees are accustomed to exclusively utilizing these technologies for, among other things, exercising stock options granted by the Company and trading the shares issued therefrom electronically (in each case through Company-sponsored/mandated UBS accounts) and completing other benefits-related activities, such as “open enrollment” under the Company's health plans. In addition, the Company believes that the Offer Website facilitates elections and withdrawals because it automatically lists participants' eligible options and provides a convenient method for participants to select and deselect the options they wish to tender through its user-friendly interface.

2.
In your response letter, tell us how the Company disseminated the Offer to Exchange. If the Company disseminated via e-mail only, explain why this satisfies the Company's dissemination obligations under Exchange Act Rule 13e-4(e), taking into account the identities of the holders of Eligible Options and the manner in which they typically receive Company communications. In particular, we note the disclosure describing the Company's offer to provide computer and Internet access at its office locations to any eligible participant that does not have Internet access. This would appear to suggest the possibility that some holders of Eligible Options are employees who do not routinely receive corporate communications via e-mail. Please advise.

The Company respectfully advises the Staff that it believes that distributing the Offer to Exchange by email to eligible participants is an appropriate method of dissemination that satisfies its obligations under Rule 13e-4(e) because, as noted above, all Company employees, including all eligible participants, regularly use the Company's email system and the Internet in the ordinary course of performing their duties as employees and are expected to log-on to electronic mail routinely to receive mail and other communications. The Company believes that email dissemination results in the delivery to eligible participants of substantially equivalent information as these recipients would have received if the information were delivered to them in paper form and is otherwise consistent with the Commission's views on electronic delivery of documents.
As a clarification, the Company supplementally advises the Staff that the language noted in the Staff's comment was included in the Offer to Exchange out of an abundance of caution to address situations in which eligible participants may be experiencing problems using their Company-provided computer equipment.
Summary Term Sheet, page 1

3.
Refer to Question 4 “Are Overseas Employees Eligible to Participate?” We note that you are limiting participation in this tender offer to U.S. employees who hold Eligible Options. Please provide us with a legal analysis explaining why the Company's offer is consistent with the requirement of Exchange Act Rule 13e-4(f)(8)(i). If the Company is making its offer in reliance on the Commission's March 21, 2001 Global Exemptive Order, note that the relief from the all-holders requirement provided in the Global Exemptive Order is intended to permit exclusion when done for a compensatory purpose.

In response to the Staff's comment, the Company advises the Staff that the Offer to Exchange is being made in reliance on the Commission's March 21, 2001 Global Exemptive Order, which provides relief from the requirements of Rule 13e-4(f)(8)(i) and Rule 13e-4(f)(8)(ii) promulgated under the

Securities Exchange Act of 1934, as amended, for exchange offers for employee stock options conducted for compensatory purpose. Nevertheless, upon further review of the composition of the holders of Eligible Options, the Company has determined that all such holders are U.S. employees. As a result, all terms limiting participation only to U.S. employees and related content have been revised appropriately in the Amended and Restated Offer to Exchange, which was filed as an exhibit to the Amendment.
Determination of Validity

4.
We note the statement that the Company may waive any of the conditions of the Option Exchange Program with respect to any particular Eligible Options or any particular option holder. Such language would not appear consistent with the requirements of Exchange Act Section 13e-4(f)(8). Please revise or advise.

In response to the Staff's comment, the Company has revised the disclosure in “Procedures for Participating in the Option Exchange Program,” page 11, “Determination of Validity,” page 11. Please see the Amended and Restated Offer to Exchange.
Conditions…, page 12

5.
We note the disclosure in the last paragraph of this section that the Company may assert conditions regardless of the circumstances giving rise to any such condition. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at the election of the Company.

In response to the Staff's comment, the Company has revised the disclosure on page 12 in “Conditions of the Option Exchange Program”. Please see the Amendment and Restated Offer to Exchange.

6.
We note the disclosure in the last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response letter.

The Company has asked us to advise the Staff that the Company hereby confirms its understanding with respect to the Staff's position regarding the matters set forth in comment 6.
Furthermore, Green Dot hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (650) 335-7828 if the Staff has any additional questions or comments.
Very Truly Yours,
FENWICK & WEST LLP

/s/ Philip J. Reuther

Philip J. Reuther

cc:	John Ricci, Green Dot Corporation
William L. Hughes, Fenwick & West LLP